                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ___ to ___

For fiscal year ended December 31, 2000

Commission File number 1-3247

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below

                            THE CORNING INCORPORATED
                                 INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                              CORNING INCORPORATED
                              ONE RIVERFRONT PLAZA
                                CORNING, NY 14831

Documents filed as part of this report:

     (a) Index to financial statements filed as part of this report:

     The Statement of Net Assets Available for Benefits as at December 31, 2000 and 1999, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000 and supplementary information, together with the report thereon of PricewaterhouseCoopers LLP dated April 20, 2001, except Note 9 as to which the date is June 8, 2001. The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

     (b) Exhibits - The consent of PricewaterhouseCoopers LLP is attached hereto as Exhibit 23.1.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                THE CORNING INCORPORATED
                                                INVESTMENT PLAN


                                                By: /s/ Lindsay W. Brown
                                                    -------------------------
                                                    Lindsay W. Brown
                                                    Member
                                                    Investment Plan Committee


Date: June 27, 2001

THE CORNING INCORPORATED
INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Corning Incorporated Investment Plan
Committee and the Participants in
The Corning Incorporated Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Corning Incorporated Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

April 20, 2001, except
    Note 9 as to which the
    date is June 8, 2001

THE CORNING INCORPORATED INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                      2000         1999
Assets:
    Investment in Corning Incorporated
      Master Investment Trust (Note 1)            $ 1,673,405   $ 1,558,994
                                                  -----------   -----------

           NET ASSETS AVAILABLE FOR BENEFITS      $ 1,673,405   $ 1,558,994
                                                  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

THE CORNING INCORPORATED INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

Allocated portion of increase in net assets from
    investment activities in the Corning Incorporated
    Master Investment Trust (Note 1)                             $   196,327
                                                                 -----------

Contributions:
    Employer contributions - cash                                     18,150
    Participant contributions                                         56,842
                                                                 -----------

        Total contributions                                           74,992
                                                                 -----------

Distributions to participants                                       (179,824)
                                                                 -----------

Net transfer from other qualified plans                               22,916
                                                                 -----------

        Increase in net assets during the year                       114,411

Net assets available for benefits:
    Beginning of year                                              1,558,994
                                                                 -----------

    End of year                                                  $ 1,673,405
                                                                 ===========

   The accompanying notes are an integral part of these financial statements.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The financial statements of the Corning Incorporated Investment Plan (the
       Plan) have been prepared on the accrual basis of accounting.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The accounting principles and practices which affect the significant elements of the financial statements are:

       BASIS OF ALLOCATION FROM THE CORNING INCORPORATED MASTER INVESTMENT TRUST

       The Plan has a specific interest in The Corning Incorporated Master Investment Trust (the Master Trust) in which another plan sponsored by Corning Incorporated (the Company) also participates. The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers, and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust.

       MASTER TRUST INVESTMENT VALUATION

       Master Trust investments are valued at market value with the exception of investment contracts and Corning Incorporated preferred stock. Investment contracts are valued at contract value, representing contributions made plus interest at the contract rate, less funds withdrawn and administrative expenses. There are no reserves against contract values for credit risk of the contract issuers or otherwise. At December 31, 2000, the average crediting interest rate was approximately 7.0 percent. Corning Incorporated preferred stock is valued at 14.37 times the market value of Corning Common Stock (Note 3). Market values for the common stock fund, mutual funds, preferred stock fund and the equity fund are based on market quotations. Participant loans receivable are valued at cost which approximates fair value.

2.     DESCRIPTION OF PLAN

       GENERAL

       The following brief description of the Plan sponsored by the Company is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       The Plan is a defined contribution profit-sharing-thrift-savings plan established in January 1967. The Plan is administered by the Corning Incorporated Investment Plan Committee (the Committee), appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Chase Manhattan Bank, N.A. is the trustee for all Plan assets.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.     DESCRIPTION OF PLAN (CONTINUED)

       COVERAGE

       The Plan covers all employees of the Company and participating subsidiaries compensated on a monthly or weekly salary basis and those compensated on an hourly basis who are not members of a union.

       Subject to approval of the Committee, the Plan allows employees of any affiliated company to participate in the Plan. In addition, with the approval of the Committee, the Plan may become a multiple employer plan if it is adopted by an employer that is not an affiliated company so long as such employer is 5 percent or more owned by the Company.

       CONTRIBUTIONS

       Participants, other than highly-compensated participants, may contribute up to 15% of their base salary on a before tax basis, after tax basis or any combination of the two, to the Plan. Highly compensated participants are limited to contribute 1% to 9% of their base salary before tax, and 1% to 6% of their base salary after tax, not to exceed 15% in total. The maximum amount a participant can contribute to the Plan on a before tax basis is $10,500 per year as adjusted by the Internal Revenue Service for cost of living increases.

       The Company makes matching contributions, out of profits (as defined in the Plan), as a percentage of a participant's first 5% of contributions according to years of service as follows:

              o      less than 20 years of service         50%
              o      20 but less than 25 years of service  75%
              o      25 or more years of service          100%

       Employees hired on or after July 1, 2000 receive matching contributions that equal 100% of the first 2% of eligible pay contributed and 50% of the next 4% of eligible pay contributed.

       All matching Company contributions are invested in the Corning Incorporated Common Stock Fund. At December 31, 2000 and 1999, the Corning Incorporated Common Stock Fund contains net assets of approximately $622,600 and $568,900, respectively, that are non-participant directed as a result of the accumulation of matching contributions made by the Company and the related earnings on those contributions. Benefit payments from this non-participant directed fund amounted to approximately $56,800 in 2000.

       Participants may also elect to have their contributions invested in the Corning Incorporated Common Stock Fund on a before or after tax basis. Through July 1, 2000, the Company made a premium matching contribution for the account of each participant in an amount equal to 15% of such participant's contributions to the Corning Incorporated Common Stock Fund. Effective July 1, 2000, Corning eliminated the 15% premium matching contribution.

       With respect to all employees eligible to participate in the Plan, beginning in January of the year the participant is expected to reach 10 years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on the employee's pay frequency) a supplemental contribution to the Corning Incorporated Common Stock Fund an amount equal to 1.175% of such employee's compensation. Employees hired on or after July 1, 2000 do not receive the supplemental contribution.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.     DESCRIPTION OF PLAN (CONTINUED)

       VESTING OF COMPANY CONTRIBUTIONS

       The Company's contributions to the Corning Incorporated Common Stock Fund are fully vested after five years. All contributions become fully vested upon total and permanent disability, death, retirement or termination of the Plan. The Company's supplemental contributions to the Common Stock Fund are nonforfeitable.

       FUND TRANSFERS

       Participants are allowed to transfer their accumulated contributions between funds. Through June 30, 2000, there were certain restrictions, however, on transfers involving the Corning Incorporated Common Stock Fund. First, only participants age 55 or over were allowed to transfer employer contributions in the Corning Incorporated Common Stock Fund into any of the other investment funds. Second, no participants were permitted to transfer employer contributions back into the Corning Incorporated Common Stock Fund. Third, employee contributions into the Corning Incorporated Common Stock Fund were available for transfer after the funds have been in the Plan for five years. The earnings on employee contributions to the Corning Incorporated Common Stock Fund were unrestricted and eligible for transfer at any time. Effective July 1, 2000, all restrictions were lifted on transfers of employee contributions into or out of the Corning Incorporated Common Stock Fund and participants age 55 or over were permitted to transfer employer contributions back into the Corning Incorporated Common Stock Fund.

       No transfers may be made into the Corning Incorporated Preferred Stock Fund. Transfers from the Corning Incorporated Preferred Stock Fund can only be made to the Corning Incorporated Common Stock Fund.

       INVESTMENT OPTIONS

       Participants who contribute to the Plan may elect to have their contributions invested in any combination of the following funds on a before or after tax basis:

              o      Stable Value Fund
              o      Vanguard Institutional Index Fund
              o      Pelican Fund
              o      W.P. Stewart Fund
              o      Vanguard Balanced Index Fund
              o      Vanguard International Growth Fund
              o      Fidelity Contrafund
              o      Putnam New Opportunities Fund
              o      Vanguard Small-Cap Index Fund
              o      Vanguard Total Bond Market Index Fund
              o      Corning Incorporated Common Stock Fund

       STABLE VALUE FUND

       The Stable Value Fund is invested in a diversified portfolio of fixed income investments. These investments include Guaranteed Investment Contracts issued and guaranteed by insurance companies and U.S. Government agency investments. The Stable Value Fund seeks to provide a stable rate of return with safety of principal and liquidity as primary objectives.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.     DESCRIPTION OF PLAN (CONTINUED)

       INVESTMENT OPTIONS (CONTINUED)

              VANGUARD INSTITUTIONAL INDEX FUND

              The Vanguard Institutional Index Fund seeks to mirror the performance of the overall stock market by investing in large-company stocks.

              PELICAN FUND

              The Pelican Fund is invested in large-company stocks. The Pelican Fund seeks to provide moderate to high earnings with moderate to high variability of returns.

              W.P. STEWART FUND

              The W.P. Stewart Fund is invested in a variety of growth stocks. The fund seeks moderate to high earnings with moderate to high variability of returns.

              VANGUARD BALANCED INDEX FUND

              The Vanguard Balanced Index Fund replaced the Dodge & Cox Balanced Fund. This fund seeks income as well as long-term growth of capital and income with moderate variability of returns by investing 60% of its assets in stocks and 40% of its assets in bonds.

              VANGUARD INTERNATIONAL GROWTH FUND

              The Vanguard International Growth Fund seeks high earnings with high variability of returns by investing in stocks of large, non-U.S. companies with good growth potential.

              FIDELITY CONTRAFUND

              The Fidelity Contrafund seeks high earnings with high variability of returns by investing in stocks of medium sized and some small and large sized companies.

              PUTNAM NEW OPPORTUNITIES FUND

              The Putnam New Opportunities Fund seeks high earnings with high variability of returns by investing in stocks of small, medium and some large sized companies with good growth potential in fast-growing industries.

              VANGUARD SMALL-CAP INDEX FUND

              The Vanguard Small-Cap Index Fund seeks long-term growth of capital with high variability of returns by investing in small company stocks.

              VANGUARD TOTAL BOND MARKET INDEX FUND

              The Vanguard Total Bond Market Index Fund seeks a high level of interest income with low-to-moderate variability of returns by investing in U. S. Treasury, federal agency, mortgage-backed and high-quality corporate bonds.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.     DESCRIPTION OF PLAN (CONTINUED)

       INVESTMENT OPTIONS (CONTINUED)

              CORNING INCORPORATED COMMON STOCK FUND

              The Corning Incorporated Common Stock Fund seeks high earnings with high variability of returns by investing in Corning Incorporated Common Stock.

       The number of participants in each fund category was as follows:

                                                            DECEMBER 31,
                                                         2000          1999
Fixed Income Fund                                        5,230         5,120
Mutual Funds                                            29,316        20,411
Equity Fund                                              3,150         3,481
Corning Incorporated Common Stock Fund                  12,509         8,866
Corning Incorporated Preferred Stock Fund                  812         1,004

       As many eligible employees participate in more than one fund, the total number of participants in the Plan is less than the sum of the number of participants shown above. A total of 13,099 and 9,449 employees participated in the Plan at December 31, 2000 and 1999, respectively.

       DISTRIBUTIONS TO PARTICIPANTS

       Distributions are made upon retirement under the Company's Investment Plan, or in the event of a participant's total and permanent disability, death or other termination of employment. A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals. The Plan also provides for withdrawals by participants prior to termination. As of December 31, 2000 and 1999, there were 2,949 and 2,763, respectively, terminated and retired participants in the Master Trust with a total vested value of $573,732 and $565,110, respectively.

       LOANS

       Participants are eligible to obtain loans from the Plan. Loans are limited to one loan with a repay-ment term not to exceed 4.5 years, except for primary residence loans which term may not exceed 10 years. The maximum amount of any loan is the lesser of one-half of the vested account balance, or $50,000 (with a $1,000 minimum). The interest rate on a loan is the prime rate plus 1% on the last business day of the month before the request for a loan. The Participant Loan Fund includes all loans outstanding to participants.

       FORFEITED ACCOUNTS

       Forfeited matching contributions approximating $1,103 at December 31, 2000 will be used to reduce future employer contributions.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.     DESCRIPTION OF PLAN (CONTINUED)

       ADMINISTRATIVE FEES

       Participants in the Plan are charged an account fee of $2.00/month. The fee is deducted from each participant's account pro-rated among funds on the last business day of each month. Also, participants in the Plan are charged a loan fee of $50 per loan. The fee is deducted from the participant's loan proceeds.

3.     CORNING INCORPORATED PREFERRED STOCK FUND

       Effective September 6, 1989, the Master Trust and Plan Agreements were amended to reflect the creation of a Series B Convertible Preferred Stock, $100 par value (Preferred Stock) to be offered to participants of the Plan. The participants were given the opportunity, during a certain period of time designated by the Committee, to designate a portion of their contributions made prior to the date of amendment to be invested in the Preferred Stock.

       Distributions paid and transfers from the Corning Incorporated Preferred Stock Fund must first be converted to the Company's Common Stock in whole shares only. The stock is convertible into the Company's Common Stock at a conversion rate of 14.37 shares of Common Stock for each share of Preferred Stock converted, with a minimum value of $100 (par value). Effective October 3, 2000, a 3-for-1 stock split increased the conversion rate from 4.79 to 14.37. The $100 floor applies to all transactions involving Corning Preferred Stock except for non-hardship withdrawals.

       Dividends on the Preferred Stock are declared quarterly and are payable as of the end of each calendar quarter. The dividend rate is equal to $2 per share of preferred stock. Dividends paid on shares of Preferred Stock are reinvested in the Stable Value Fund.

4.     INVESTMENT IN CORNING INCORPORATED COMMON STOCK

       During 2000, the Master Trust purchased 842,671 shares of Common Stock of the Company at an aggregate cost of $72,360 and sold 3,668,493 shares for proceeds of $261,102 resulting in realized gains of $228,375. The Master Trust distributed 717,928 shares of Common Stock having a market value of $51,178 (cost of $9,901) to participants of the plans. The participants of the plans converted preferred shares or contributed cash for the purchase of 871,860 shares of Common Stock having a market value of $52,333 to the Master Trust. At December 31, 2000 and 1999, the Master Trust held 21,884,466 and 24,556,356 shares of Common Stock of the Company, respectively, of which the Plan had specific ownership of 15,247,979 and 16,737,042 shares, respectively. The activity in the Corning Incorporated Common Stock Fund prior to October 3, 2000 has been adjusted for the 3-for-1 stock split effective October 3, 2000.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

5.     PLAN TERMINATION

       The Company may modify, suspend, change or terminate the Plan at any time. Although the Company intends to continue the Plan indefinitely, in the event the Plan is terminated, all amounts credited to participants' accounts will become 100% vested and will be distributed to participants in accordance with plan provisions.

6.     FEDERAL INCOME TAXES

       The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 11, 1996, that the Plan as amended through January 22, 1996 and restated as of January 1, 1991, meets the requirements of Section 401(a) of the IRS Code and that the Plan is exempt from taxation under Section 501(a) of the IRS Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Participants are not taxed currently on their pro rata shares of the Company's contributions to the Plan or on income earned by the Plan. Distributions from accumulated before-tax contributions and related earnings are generally subject to federal income tax as ordinary income.

7.     RISK AND UNCERTAINTIES

       The Plan provides for any combination of twelve investment funds. These investments are exposed to various risks, such as interest rate risk and market risk. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants' account balances and the amount of such investments reported in the statement of net assets available for Plan distribution and the statement of changes in net assets available for Plan distribution.

8.     MASTER TRUST FINANCIAL INFORMATION

       Exhibits I and II reflect the Master Trust statement of net assets available for plan distributions and statement of changes in net assets available for plan distributions, respectively, by investment fund. The Plan's percentage interest in the net assets of the Master Trust at December 31, 2000 and 1999 was approximately 77% and 77.2%, respectively. Exhibits III and IV reflect statements of the Plan's interest in net assets by investment fund and of changes in the Plan's interest in net assets by investment fund, respectively.

THE CORNING INCORPORATED INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

9.     SUBSEQUENT EVENTS

       On June 8, 2001, the market value of Corning Incorporated Common Stock was $18.87 per share which represented a $33.94 or 64% decrease from the December 31, 2000 market value of $52.81 per share. This decrease in the market value resulted in an unrealized loss of approximately $517,500 for the 15,247,979 shares of Corning Incorporated Common Stock held on behalf of the Plan at December 31, 2000.

10.    CHANGES TO THE INVESTMENT PLAN IN 2001

       Employees who were actively employed as of July 1, 2000 were provided the option to participate, effective January 1, 2001, in a new retirement program or continue participating in Corning's current retirement program. Employees hired on July 1, 2000 or later will be eligible for the new retirement program only. The new retirement program consists of a new Pension Plan and a new Investment Plan. Employees were not permitted to mix or match their retirement plan choice. Under the new Investment
       Plan:

              o Corning Matching Contributions will be based on employee contributions and will not depend on employees' length of service with the Company. For every $1 employees contribute up to a total of 6% of their pay, Corning will make matching contributions of 100% on the first 2% of pay and 50% on the next 4% of pay;

              o A 1.175% Supplemental Retirement Plan Contribution will not be provided.

                                                                       EXHIBIT I

THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
DECEMBER 31, 2000
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                            CORNING                        VANGUARD     VANGUARD                  PUTNAM
                                    -----------------------                INSTITU-     INTERNA-                    NEW
                                      COMMON       PREFERRED                TIONAL       TIONAL      FIDELITY      OPPOR-
                                       STOCK        STOCK      PELICAN      INDEX        GROWTH      CONTRA-      TUNITIES
                                       FUND          FUND        FUND        FUND         FUND         FUND         FUND
                                    -----------    --------    --------    ---------    ---------    --------    -----------
ASSETS:
Investments, at market value:
Corning Incorporated common
  stock (cost of $277,459)          $ 1,155,773    $     --    $     --    $      --    $      --    $     --    $        --

Corning Incorporated preferred
  stock (cost of $8,590)                     --      62,383          --           --           --          --             --

Mutual funds (cost of $440,533)              --          --      60,151      140,923       28,403      62,970         80,184

Equity fund (cost of $37,147)                --          --          --           --           --          --             --

Pooled investment fund (cost
  approximates market value)              9,066          --          --           --           --          --             --

Group annuity contracts, at
  contract value                             --          --          --           --           --          --             --
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total investments               1,164,839      62,383      60,151      140,923       28,403      62,970         80,184

Interfund receivables (payables)            200        (289)         (1)          (1)          --          36            (31)
Interest and dividends receivable            46         165          --          442           --          --             --
Participant loans receivable                 --          --          --           --           --          --             --
Cash                                         --          --          --           --           --          --             --
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total assets                    1,165,085      62,259      60,150      141,364       28,403      63,006         80,153

LIABILITIES:
Forfeitures payable                      (1,090)         --          (4)          (7)          (1)        (39)            (5)
Accrued expenses                            (22)         --          (1)          (2)          (1)         (2)            (2)
Securities payable                       (1,561)         --          --         (442)          --          --             --
                                    -----------    --------    --------    ---------    ---------    --------    -----------

Net assets available for benefits   $ 1,162,412    $ 62,259    $ 60,145    $ 140,913    $  28,401    $ 62,965    $    80,146
                                    ===========    ========    ========    =========    =========    ========    ===========

                                                               VANGUARD
                                      VANGUARD     VANGUARD    TOTAL BOND
                                      BALANCED     SMALL-CAP    MARKET       W.P.        STABLE     PARTICIPANT
                                       INDEX        INDEX       INDEX       STEWART      VALUE         LOAN
                                       FUND          FUND        FUND        FUND         FUND         FUND         TOTAL
                                    -----------    --------    --------    ---------    ---------    --------    -----------
ASSETS:
Investments, at market value:
Corning Incorporated common
  stock (cost of $277,459)          $        --    $     --    $     --    $      --    $      --    $     --      1,155,773

Corning Incorporated preferred
  stock (cost of $8,590)                     --          --          --           --           --          --         62,383

Mutual funds (cost of $440,533)          35,781      15,542       7,894           --           --          --        431,848

Equity fund (cost of $37,147)                --          --          --       46,110           --          --         46,110

Pooled investment fund (cost
  approximates market value)                 --          --          --        1,123        1,057          --         11,246

Group annuity contracts, at
  contract value                             --          --          --           --      447,074          --        447,074
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total investments                  35,781      15,542       7,894       47,233      448,131          --      2,154,434

Interfund receivables (payables)            (28)         --          15           --           99          --             --
Interest and dividends receivable           513       2,109          --           53           10          --          3,338
Participant loans receivable                 --          --          --           --           --      20,560         20,560
Cash                                         --          --          --           --           --          16             16
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total assets                       36,266      17,651       7,909       47,286      448,240      20,576      2,178,348

LIABILITIES:
Forfeitures payable                         (32)         --          --           (3)        (251)         --         (1,432)
Accrued expenses                             (3)         (2)         --          (97)         (46)         --           (178)
Securities payable                         (513)     (2,109)         --           --           --          --         (4,625)
                                    -----------    --------    --------    ---------    ---------    --------    -----------

Net assets available for benefits   $    35,718    $ 15,540    $  7,909    $  47,186    $ 447,943    $ 20,576    $ 2,172,113
                                    ===========    ========    ========    =========    =========    ========    ===========

                                                                       EXHIBIT I
                                                                     (CONTINUED)
THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
DECEMBER 31, 1999
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                            CORNING                        VANGUARD     VANGUARD                  PUTNAM
                                    -----------------------                INSTITU-     INTERNA-                    NEW
                                      COMMON       PREFERRED                TIONAL       TIONAL      FIDELITY      OPPOR-
                                       STOCK        STOCK      PELICAN      INDEX        GROWTH      CONTRA-      TUNITIES
                                       FUND          FUND        FUND        FUND         FUND         FUND         FUND
                                    -----------    --------    --------    ---------    ---------    --------    -----------
ASSETS:
Investments, at market value:
Corning Incorporated common
  stock (cost of $189,163)          $ 1,055,412    $     --    $     --    $      --    $      --    $     --    $        --

Corning Incorporated preferred
  stock (cost of $12,060)                    --      76,147          --           --           --          --             --

Mutual funds (cost of $336,548)              --          --      72,096      165,165       22,007      58,581         83,248

Equity fund (cost of $58,001)                --          --          --           --           --          --             --

Pooled investment fund (cost
  approximates market value)              1,310           3          --           --           --          --             --

Group annuity contracts, at
  contract value                             --          --          --           --           --          --             --
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total investments               1,056,722      76,150      72,096      165,165       22,007      58,581         83,248

Interfund receivables (payables)             19        (341)        (12)         (69)          88          10             (5)
Interest and dividends receivable            12         246          --        1,149           --          --             --
Securities receivable                        --          --          --           --           --          --             --
Participant loans receivable                 --          --          --           --           --          --             --
Cash                                         --          (2)         --           --           --          --             --
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total assets                    1,056,753      76,053      72,084      166,245       22,095      58,591         83,243

LIABILITIES:
Forfeitures payable                      (1,023)         --          (6)          (3)          (1)        (25)            (3)
Accrued expenses                            (10)         --          (2)          (2)          (1)         (2)            (2)
Securities payable                           --          --          --       (1,149)          --          --             --
                                    -----------    --------    --------    ---------    ---------    --------    -----------

Net assets available for benefits   $ 1,055,720    $ 76,053    $ 72,076    $ 165,091    $  22,093    $ 58,564    $    83,238
                                    ===========    ========    ========    =========    =========    ========    ===========

                                                               VANGUARD
                                      VANGUARD     VANGUARD    TOTAL BOND
                                      BALANCED     SMALL-CAP    MARKET       W.P.        STABLE     PARTICIPANT
                                       INDEX        INDEX       INDEX       STEWART      VALUE         LOAN
                                       FUND          FUND        FUND        FUND         FUND         FUND         TOTAL
                                    -----------    --------    --------    ---------    ---------    --------    -----------
ASSETS:
Investments, at market value:
Corning Incorporated common
  stock (cost of $189,163)          $        --    $     --    $     --    $      --    $      --    $     --    $ 1,055,412

Corning Incorporated preferred
  stock (cost of $12,060)                    --          --          --           --           --          --         76,147

Mutual funds (cost of $336,548)          30,196       2,592       1,194           --           --          --        435,079

Equity fund (cost of $58,001)                --          --          --       68,673           --          --         68,673

Pooled investment fund (cost
  approximates market value)                 --          --          --          168        1,923          --          3,404

Group annuity contracts, at
  contract value                             --          --          --           --      365,756          --        365,756
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total investments                  30,196       2,592       1,194       68,841      367,679          --      2,004,471

Interfund receivables (payables)            (37)         37          14          (59)         355          --             --
Interest and dividends receivable           359         169           6           57           10          --          2,008
Securities receivable                        --          --          --           --           --          --             --
Participant loans receivable                 --          --          --           --           --      15,027         15,027
Cash                                         --          --          --           --           --          --             (2)
                                    -----------    --------    --------    ---------    ---------    --------    -----------

      Total assets                       30,518       2,798       1,214       68,839      368,044      15,027      2,021,504

LIABILITIES:
Forfeitures payable                         (26)         --          --           (3)         (11)         --         (1,101)
Accrued expenses                             --          --          --         (192)         (31)         --           (242)
Securities payable                         (359)         --          --           --           --          --         (1,508)
                                    -----------    --------    --------    ---------    ---------    --------    -----------

Net assets available for benefits   $    30,133    $  2,798    $  1,214    $  68,644    $ 368,002    $ 15,027    $ 2,018,653
                                    ===========    ========    ========    =========    =========    ========    ===========

                                                                      EXHIBIT II

THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND DECEMBER 31, 2000
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                CORNING                        VANGUARD     VANGUARD                  PUTNAM
                                        -----------------------                INSTITU-     INTERNA-                    NEW
                                          COMMON       PREFERRED                TIONAL       TIONAL      FIDELITY      OPPOR-
                                           STOCK        STOCK      PELICAN      INDEX        GROWTH      CONTRA-      TUNITIES
                                           FUND          FUND        FUND        FUND         FUND         FUND         FUND
                                        -----------    --------    --------    ---------    ---------    --------    -----------
Income from investments:
  Interest                              $       376    $     --    $     --    $      --    $      --    $     --    $        --
  Dividends                                   5,401         735      13,523        1,650        2,266       7,704         11,160
  Group annuity contracts                        --          --          --           --           --          --             --
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Total income from investments                 5,777         735      13,523        1,650        2,266       7,704         11,160

Net gain on sales of investments,
  based on average cost                     269,652      38,708      (4,207)      15,864          460         511          6,388
Increase (decrease) in net unrealized
  appreciation on investments                18,590     (10,068)     (3,182)     (31,574)      (5,660)    (12,459)       (48,834)
Expenses other than interest                   (254)         --          (7)         (21)          (5)        (12)           (18)
                                        -----------    --------    --------    ---------    ---------    --------    -----------
Increase (decrease) in net assets
  from investment activities                293,765      29,375       6,127      (14,081)      (2,939)     (4,256)       (31,304)
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Contributions:
  Employer contributions (cash)              25,618          --          --           --           --          --             --
  Participant contributions                  19,108          --       3,842        9,739        3,061       6,597          9,705
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Total contributions                          44,726          --       3,842        9,739        3,061       6,597          9,705
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Distributions to participants              (128,487)         --      (6,187)     (13,766)      (2,142)     (4,389)        (7,602)
Net transfer from (to)
  other qualified funds                          29          29          91        3,343          661       5,424          1,120
Net transfer from (to)
  associated funds                         (103,341)    (43,198)    (15,804)      (9,413)       7,667       1,025         24,989
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Increase (decrease) in net assets
  during the year                           106,692     (13,794)    (11,931)     (24,178)       6,308       4,401         (3,092)

Net assets available for benefits:
    Beginning of year                     1,055,720      76,053      72,076      165,091       22,093      58,564         83,238
                                        -----------    --------    --------    ---------    ---------    --------    -----------

    End of year                         $ 1,162,412    $ 62,259    $ 60,145    $ 140,913    $  28,401    $ 62,965    $    80,146
                                        ===========    ========    ========    =========    =========    ========    ===========

                                                                   VANGUARD
                                          VANGUARD     VANGUARD    TOTAL BOND
                                          BALANCED     SMALL-CAP    MARKET       W.P.        STABLE     PARTICIPANT
                                           INDEX        INDEX       INDEX       STEWART      VALUE         LOAN
                                           FUND          FUND        FUND        FUND         FUND         FUND         TOTAL
                                        -----------    --------    --------    ---------    ---------    --------    -----------
Income from investments:
  Interest                              $        --    $     --    $     --    $      96    $      --    $  1,351    $     1,823
  Dividends                                   1,330       2,224         247          403           --          --         46,643
  Group annuity contracts                        --          --          --           --       28,064          --         28,064
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Total income from investments                 1,330       2,224         247          499       28,064       1,351         76,530

Net gain on sales of investments,
  based on average cost                         492        (400)         28       (2,047)          --          --        325,449
Increase (decrease) in net unrealized
  appreciation on investments                (2,544)     (3,344)        207         (663)          --          --        (99,531)
Expenses other than interest                    (17)        (61)          1         (287)        (820)         --         (1,501)
                                        -----------    --------    --------    ---------    ---------    --------    -----------
Increase (decrease) in net assets
  from investment activities                   (739)     (1,581)        483       (2,498)      27,244       1,351        300,947
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Contributions:
  Employer contributions (cash)                  --          --          --           --           --          --         25,618
  Participant contributions                   4,114       1,875         534        3,992        7,295          --         69,862
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Total contributions                           4,114       1,875         534        3,992        7,295          --         95,480
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Distributions to participants                (3,642)       (550)       (629)      (3,750)     (84,955)     (1,241)      (257,340)
Net transfer from (to)
  other qualified funds                         846         591         494           30        1,715          --         14,373
Net transfer from (to)
  associated funds                            5,006      12,407       5,813      (19,232)     128,642       5,439             --
                                        -----------    --------    --------    ---------    ---------    --------    -----------

Increase (decrease) in net assets
  during the year                             5,585      12,742       6,695      (21,458)      79,941       5,549        153,460

Net assets available for benefits:
    Beginning of year                        30,133       2,798       1,214       68,644      368,002      15,027      2,018,653
                                        -----------    --------    --------    ---------    ---------    --------    -----------

    End of year                         $    35,718    $ 15,540    $  7,909    $  47,186    $ 447,943    $ 20,576    $ 2,172,113
                                        ===========    ========    ========    =========    =========    ========    ===========

                                                                     EXHIBIT III

THE CORNING INCORPORATED INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                   DECEMBER 31,
ASSETS                                                          2000         1999
Investments in Corning Incorporated Master Investment
  Trust, at market value:

    Corning Incorporated Common Stock Funds (cost of
      $193,319 in 2000 and $128,929 in 1999)                 $  809,909   $  719,554

    Corning Incorporated Preferred Stock Fund (cost of
      $8,067 in 2000 and $11,478 in 1999)                        58,468       72,463

    Pelican Fund (cost of $62,235 in 2000 and
      $69,818 in 1999)                                           52,205       62,539

    Vanguard Institutional Index Fund (cost of
      $94,726 in 2000 and $87,046 in 1999)                      127,740      147,903

    Vanguard International Growth Fund (cost of
      $28,340 in 2000 and $17,000 in 1999)                       26,520       20,529

    Fidelity Contrafund (cost of $64,075 in 2000 and
      and $47,974 in 1999)                                       57,748       52,997

    Putnam New Opportunities Fund (cost of
      $84,542 in 2000 and $48,211 in 1999)                       66,612       71,726

    Vanguard Balanced Index Fund (cost of
      $32,669 in 2000 and $25,312 in 1999)                       32,517       27,478

    Vanguard Small-Cap Index Fund (cost of
      $16,089 in 2000 and $2,321 in 1999)                        13,286        2,410

    Vanguard Total Bond Market Index Fund (cost of
      $6,849 in 2000 and $1,106 in 1999)                          7,035        1,107

    W.P. Stewart Fund (cost of $32,520 in 2000
      and $51,651 in 1999)                                       41,309       61,129

    Stable Value Fund, at contract value                        369,287      311,405

    Participant Loan Fund (cost approximates market value)       10,769        7,754
                                                             ----------   ----------

        Net assets available for benefits                    $1,673,405   $1,558,994
                                                             ----------   ----------

                                                                      EXHIBIT IV

THE CORNING INCORPORATED INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
FOR THE YEAR ENDED DECEMBER 31, 2000
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                  CORNING                       VANGUARD     VANGUARD                    PUTNAM
                                           ---------------------                INSTITU-     INTERNA-                     NEW
                                             COMMON    PREFERRED                 TIONAL       TIONAL      FIDELITY       OPPOR-
                                             STOCK       STOCK      PELICAN      INDEX        GROWTH      CONTRA-       TUNITIES
                                              FUND       FUND         FUND        FUND         FUND         FUND          FUND
                                           ---------    --------    --------    ---------    ---------    --------    -----------
Allocated portion of increase in net
    assets from investment activities in
    the Corning Incorporated Master
    Investment Trust                       $ 188,105    $ 28,279    $  5,345    $ (12,732)   $  (2,762)   $ (3,887)   $   (25,539)
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Contribution:
    Employer contributions - cash             18,150          --          --           --           --          --             --
    Participant contributions                 12,261          --       3,232        8,814        2,809       6,082          8,645
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Total contributions                           30,411          --       3,232        8,814        2,809       6,082          8,645
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Distributions to participants                (81,845)         --      (5,356)     (12,302)      (1,977)     (4,029)        (6,107)
Net transfer from (to)
    other qualified plans                      7,045          61         204        3,468          752       5,517          1,519
Net transfers from (to)
    associated funds                         (53,361)    (42,335)    (13,759)      (7,411)       7,169       1,068         16,368
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Increase (decrease) in net assets
    during the year                           90,355     (13,995)    (10,334)     (20,163)       5,991       4,751         (5,114)

Net assets available for benefits:
    Beginning of year                        719,554      72,463      62,539      147,903       20,529      52,997         71,726
                                           ---------    --------    --------    ---------    ---------    --------    -----------

    End of year                            $ 809,909    $ 58,468    $ 52,205    $ 127,740    $  26,520    $ 57,748    $    66,612
                                           =========    ========    ========    =========    =========    ========    ===========

                                                                    VANGUARD
                                            VANGUARD    VANGUARD   TOTAL BOND
                                            BALANCED    SMALL-CAP    MARKET       W.P.        STABLE     PARTICIPANT
                                             INDEX       INDEX       INDEX       STEWART      VALUE         LOAN
                                             FUND         FUND        FUND        FUND         FUND         FUND         TOTAL
                                           ---------    --------    --------    ---------    ---------    --------    -----------
Allocated portion of increase in net
    assets from investment activities in
    the Corning Incorporated Master
    Investment Trust                       $    (670)   $ (1,310)   $    442    $  (2,221)   $  22,570    $    707    $   196,327
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Contribution:
    Employer contributions - cash                 --          --          --           --           --          --         18,150
    Participant contributions                  3,788       1,705         486        3,486        5,534          --         56,842
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Total contributions                            3,788       1,705         486        3,486        5,534          --         74,992
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Distributions to participants                 (2,881)       (473)       (573)      (3,355)     (60,277)       (649)      (179,824)
Net transfer from (to)
    other qualified plans                        938         627         517          145        2,123          --         22,916
Net transfers from (to)
    associated funds                           3,864      10,327       5,056      (17,875)      87,932       2,957             --
                                           ---------    --------    --------    ---------    ---------    --------    -----------

Increase (decrease) in net assets
    during the year                            5,039      10,876       5,928      (19,820)      57,882       3,015        114,411

Net assets available for benefits:
    Beginning of year                         27,478       2,410       1,107       61,129      311,405       7,754      1,558,994
                                           ---------    --------    --------    ---------    ---------    --------    -----------

    End of year                            $  32,517    $ 13,286    $  7,035    $  41,309    $ 369,287    $ 10,769    $ 1,673,405
                                           =========    ========    ========    =========    =========    ========    ===========